September 17, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Multi-Strategy Growth & Income Fund, File Nos. 333-189008 and 811-22572

Dear Sir/Madam:

On behalf of the Multi-Strategy Growth & Income Fund, a registered investment company (the "Fund"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Fund.  The primary purpose of the proxy statement is to solicit shareholder approval of a new subadvisory agreement by and between RJL Capital Management, LLC and First Allied Asset Management, Inc., with respect to the Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP